[redacted]

08029872

SECU[illegible]SION
Washington, D.C. 20549

BB 3/27 

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51431 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger Squier, Chief Financial Officer 415-733-0000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 2 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94[illegible]
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey Zlot, Chief Operating Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

MARGARET SARAH HURLEY
Commission # 1488757
Notary Public - California
San Francisco County
My Comm. Expires May 10, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Presidio Merchant Partners LLC

---

### Contents

BPM
BURR PILGER MAYER
*Building your future*

## INDEPENDENT AUDITORS' REPORT

To the Managing Member of
Presidio Merchant Partners
LLC

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger + Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2008

# PRESIDIO MERCHANT PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $2,561,069 |
| Accounts receivable | 12,082 |
| Due from related parties | 156,629 |
| Prepaid Expenses | 73,400 |
| Property and equipment, net | 136,708 |
| Total assets | $2,939,888 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 23,462 |
| Accrued compensation | 1,508,341 |
| Due to related parties | 91,283 |
| Total liabilities | 1,623,086 |
| Members' equity | 1,316,802 |
| Total liabilities and members' equity | $2,939,888 |

The accompanying notes are an integral part of these financial statements.

# PRESIDIO MERCHANT PARTNERS LLC

## NOTES TO FINANCIAL STATEMENTS

1. **Nature of Business**

Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is wholly owned by Presidio Financial Partners LLC (the Parent). The Company is an introducing broker and its operations consist primarily of engaging in principal transactions and providing investment banking advisory services.

2. **Summary of Significant Accounting Policies**

**Basis of Presentation**

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

**Cash and Cash Equivalents**

For purposes of the statement of cash flows, cash consists of all cash in the bank. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

**Property and Equipment**

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

**Fee Income**

The Company records fee income in accordance with the terms contained in its letter agreements with its various clients. These terms typically include a non-refundable retainer fee which is due upon execution of the agreement and which may or may not be applied toward a subsequent success fee, described as follows. When advising a client on the sale of some or all of its own stock or assets, the purchase of stock or assets of another company, or the combination with or into another business entity, the Company charges a success fee as compensation for its services rendered in connection with a successfully completed transaction. The success fee, recorded and due upon the consummation of such transaction, is usually defined as the greater of an amount determined by formula based on aggregate transaction value, as defined in each agreement, or a set minimum fee. Additionally, the Company provides on-going general financial advice to certain clients and recognizes the income from such engagements ratably over the period covered under the agreement.

Continued

## 2. Summary of Significant Accounting Policies, continued

### Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays an annual California and Texas franchise tax and an annual state fee based upon its annual income.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were $56,859 in 2007.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 3. Property and Equipment

Details of property and equipment at December 31, 2007 are as follows:

| | |
|---|---|
| Computer hardware | $ 56,196 |
| Furniture and fixtures | 157,297 |
| Office and other equipment | 37,658 |
| Computer software | 11,932 |
| | 263,083 |
| Less accumulated depreciation and amortization | (126,375) |
| | $ 136,708 |

Depreciation expense for the year ended December 31, 2007 totaled $40,167.

## 4. Retirement Plans

The Company has a SIMPLE-IRA Retirement plan and is available to all regular full-time employees who have completed at least one year of full-time service. Employees become members and participants in the Plan upon meeting plan eligibility requirements. The Plan meets all the requirements of the Employee Retirement Income Security Act of 1974. In 2007, the Company made matching contributions of $35,404.

Continued

## 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $937,983, which was approximately $829,723 in excess of its minimum requirement of approximately $109,508. The Company's aggregate indebtedness to net capital ratio was 1.73 to 1.

The Company is required, under FINRA rule 3020, to maintain a blanket fidelity bond with minimum coverage of not less than 120% of its required net capital under SEC Rule 15c3-1. As of December 31, 2007, the Company maintained a fidelity bond with coverage of $25,000, which was less than the required amount of approximately $130,000. The deficiency was first noticed by the Company in February 2008, and it immediately procured additional coverage to comply with the rule.

## 6. Concentrations of Risk

### Receivables

The Company's receivables are principally with companies in the United States of America. The Company performs ongoing credit evaluations and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

### Cash and Cash equivalents

The Company maintains its cash balances in financials institutions that are insured by the Federal Deposit Insurance Corporation, up to $100,000 per institution. As of December 31, 2007, the Company's uninsured cash balances totaled $2,461,069.

### Revenues From Significant Customers

For the year ended December 31, 2007 the Company earned and recorded approximately 76% of its gross revenues from five customers. The Company had four related parties who accounted for 93% of accounts receivable at December 31, 2007.

## 7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Continued

## 8. Related Party Transactions

The Company has outstanding receivables with related entities. As of December 31, 2007, the following related entities owe the Company:

| | |
|---|---|
| Presidio Wealth Management | $126,015 |
| Presidio Capital Advisors | 19,437 |
| Presidio Investors LLC | 8,342 |
| Presidio Investors Fund I LP | 2,835 |
| | $156,629 |

The Company has outstanding payables to a related party, Presidio Financial Partners LLC, as of December 31, 2007, of $91,283.

Pursuant to an expense sharing agreement entered into by the Company and other affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated between the affiliates based on the average number of employees allocated to each affiliate during each year. Net office expenses allocated to the company for the year ended December 31, 2007 were $49,760.

BPM
BURR PILGER MAYER
*Building your future*

To the Managing Members
Presidio Merchant Partners LLC

In planning and performing our audit of the financial statements of Presidio Merchant Partners, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.



*Member of The Leading Edge Alliance*

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above except for the net capital requirement with which the Company was out of compliance per NASD regulations as of December 31, 2006. The Company neglected to consider intercompany balances between its affiliates in computing net capital. As soon as the Company realized the situation, they notified the NASD and immediately transferred funds to restore net capital. This was done effective January 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives, except for the following:

> The Company is required, under FINRA rule 3020, to maintain a blanket fidelity bond with minimum coverage of not less than 120% of its required net capital under SEC Rule 15c3-1. As of December 31, 2007, the Company maintained a fidelity bond with coverage of $25,000, which was less than the required amount of approximately $130,000. The deficiency was first noticed by the Company in February 2008 and it immediately procured additional coverage to comply with the rule.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, Inc., FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP
San Francisco, California
February 27, 2008

END